As filed with the Securities and Exchange Commission on July 27, 2012

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The China Fund, Inc.

(Name of Subject Company (Issuer))

The China Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

169373107

(CUSIP Number of Class of Securities)

The China Fund, Inc.

c/o State Street Bank and Trust Company

2 Avenue de Lafayette

P.O. Box 5049

Boston, Massachusetts 02206-5049

Attention: Tracie A. Coop, Secretary

1-888-246-2255

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Leonard B. Mackey, Jr., Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019-6131

(212) 878-8849

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$133,255,508.05(a)	$15,271.08(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 5,662,664 shares of common stock of the Fund (25% of the total number of shares outstanding on June 15, 2012) by $23.53 (99% of the net asset value per share of $23.77 as of the close of ordinary trading on the New York Stock Exchange on June 15, 2012).
(b)	Calculated at $114.60 per $1,000,000 of the Transaction Value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,271.08	Filing Party: The China Fund, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 22, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed by The China Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on June 22, 2012, as amended by Amendment No. 1 filed with the Commission on June 25, 2012 and Amendment No. 2 filed with the Commission on July 24, 2012, to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Repurchase, dated June 22, 2012.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Letter to Stockholders.*

(a)(2)	None.

(a)(5)(i)	Text of press release dated and issued on March 28, 2012.*

(a)(5)(ii)	Text of press release dated and issued on April 9, 2012.*

(a)(5)(iii)	Text of press release dated and issued on June 22, 2012.**

(a)(5)(iv)	Text of press release dated and issued on July 24, 2012.***

(a)(5)(v)	Text of press release dated and issued on July 27, 2012.

(b)	None.

(d)	None.

(g)	None.

*	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on June 22, 2012.
**	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on June 22, 2012 and Amendment No. 1 to the Schedule TO filed by the Fund with the Commission on June 25, 2012.
***	Previously filed as an exhibit to Amendment No. 2 to the Schedule TO filed by the Fund with the Commission on July 24, 2012.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE CHINA FUND, INC.

/s/ Adam Phua
Name: Adam Phua
Title: President

Dated:  July 27, 2012

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